

07024012


SEC MAIL PROCESSING
RECEIVED
MAY 24 2007
WASH, D.C.
186
SECTION

Via airmail

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

SUPPL

18 May 2007

Re: Compagnie Financière Richemont AG/Richemont S.A. (File No. 82 - 4102) -- Rule 12g3 - 2(b)

SUPPL

Ladies and Gentlemen

In connection with Compagnie Financière Richemont AG's (the Company's") exemption pursuant to Rule 12g3 - 2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed please find copies of the announcement in French and German disclosing the number of Richemont A-units acquired under the terms of the unit buy-back scheme to 17 May 2007. This information is being furnished under paragraph (b) (1) (i) of Rule 12g3-2 of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at +41 22 721 35 00 or Richard L. Muglia of Skadden, Arps, Slate, Meagher & Flom in London at +44 20 7519 7000 if you have any comments or questions regarding the enclosures.

Please date stamp the enclosed copy of this letter and return to Ms. Katrina D. Buerkle,of Skadden, Arps, Slate, Meagher & Flom, 1440 New York Avenue, N.W., Washington D. C. 20005

PROCESSED
JUN 07 2007
THOMSON FINANCIAL

Very truly yours,

pp Alan Grieve

Enclosures

cc: Mr Richard L Muglia

ANNONCE PERIODIQUE CONCERNANT LE PROGRAMME DE RACHAT DE COMPAGNIE FINANCIÈRE RICHEMONT SA

Informations qui concernent le négoce de Compagnie Financière Richemont SA dans ses propres unités "A", conformément à la recommandation de la Commission de l'OPA du 19 février 2004:

Période concernée:	**du 4 mai 2007 au 17 mai 2007**
Nombre d'unités "A" achetées:	**0**
Nombre d'unités "A" vendues:	**0**
Nombre net d'unités "A" acquises depuis le début du programme de rachat (commencé le 25 février 2004):	**5'000'000**
Position nette en unités "A" au 17 mai 2007	**12'774'368**

Le programme de rachat courant porte sur un maximum de 10'000'000 unités "A" (soit un maximum de 1.74 % du capital et 0.95 % des droits de vote).

Compagnie Financière Richemont SA détient des options d'achat portant sur un total de 8'424'574 d'unités "A". Des options portant sur 3'000'000 d'unités "A" peuvent être exercées entre le 10 juin 2007 et le 10 juin 2011. Les options, qui portent sur 1'706'974 unités "A", peuvent être exercées du 1er juillet 2008 au 1er juillet 2011.
Le reste des options qui portent sur 3'717'600 unités "A", peut être exercé du 8 juin 2011 au 10 juin 2015.

Date: **le 18 mai 2007**

Société: Compagnie Financière Richemont SA
Personne: Alan Grieve
Téléphone: 041 727 23 55

PERIODISCHE MELDUNG ZUM RÜCKKAUFPROGRAMM DER COMPAGNIE FINANCIÈRE RICHEMONT SA

Angaben betreffend die Handelstätigkeit der Compagnie Financière Richemont SA in eigenen "A" Units gemäss der Empfehlung der Übernahmekommission vom 19. Februar 2004:

Periode: **4. Mai 2007 bis 17. Mai 2007**

Anzahl der gekauften "A" Units: **0**
Anzahl der verkauften "A" Units: **0**

Anzahl der seit Beginn des Rückkaufsprogrammes erworbenen "A" Units (Beginn 25. Februar 2004): **5'000'000**

Nettobestand an eigenen "A" Units per 17. Mai 2007: **12'774'368**

Das laufende Rückkaufprogramm umfasst maximal 10'000'000 "A" Units (oder maximal 1.74 % des Aktienkapitals und 0.95 % der Stimmrechte).

Compagnie Financière Richemont SA besitzt Kaufoptionen, die es ihr erlauben, bis zu 8'424'574 "A" Units zu kaufen. Optionen über 3'000'000 "A" Units können zwischen dem 10. Juni 2007 und dem 10. Juni 2011 ausgeübt werden. Optionen, die den Kauf von 1'706'974 "A" Units erlauben, können zwischen dem 1. Juli 2008 und dem 1. Juli 2011 ausgeübt werden. Die übrigen Optionen, die den Kauf von 3'717'600 "A" Units erlauben, können zwischen dem 8. Juni 2011 und 10. Juni 2015 ausgeübt werden.

Datum: **18. Mai 2007**

Gesellschaft: Compagnie Financière Richemont SA
Person: Alan Grieve
Telefon: 041 727 23 55

END